UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 16 September 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “Company”)
DEALING IN SECURITIES BY EXECUTIVES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that
Ms R Bardien, Director of Major Subsidiaries Gold Fields Operations (GFO)
GFI Joint Venture Ltd and Gold Fields Holdings Company (BVI) Limited,
purchased Gold Fields Limited shares on the open market.
Minimum Shareholding Requirement (MSR):
The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 300% of Annual Guaranteed Remuneration Package.
CFO and other Executives: 100% of Annual Guaranteed Remuneration Package.

The MSR shares may be acquired through election prior to determination of cash bonuses, vesting of shares awarded or through personal investment.

Details of the transactions are set out below.
Name of Director
R Bardien
Nature of transaction
On market purchase of Gold Fields
shares, utilising the deferred 40% of
the FY2020 bonus, to discharge the
MSR obligations
Transaction Date 14 September 2021
Class of Security Ordinary Shares
Nature of interest Direct and Beneficial
Vesting Period 1 February 2023
Number of Matching Shares
purchased
10,393
Average Price per share R 122.5912
Total Value R 1,274,090.34

Clearance to deal has been obtained in terms of 3.66 of the Listings
Requirements.

16 September 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 16 September 2021
By:
/s/ C I Griffith
Name:
CI Griffith
Title:
Chief Executive Officer